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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

KELLY SERVICES, INC.
(Name of Issuer)
Class B Common Stock, $1.00 Par Value
(Title of Class of Securities)
488152307
(CUSIP Number)
J. Bryan Williams, Dickinson Wright, PLLC
38525 Woodward Avenue, Suite 2000
Bloomfield Hills, MI 48304-5092
248-433-7289
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 16, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	488152307

1	NAMES OF REPORTING PERSONS: Verne G. Istock, a former successor Individual Co-Trustee of the Terence E. Adderley Revocable Living Trust B Dated March 4, 2002, as amended.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		1,475

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,475

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,475

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	488152307

1	NAMES OF REPORTING PERSONS: Carl T. Camden, a former successor Individual Co-Trustee of the Terence E. Adderley Revocable Living Trust B Dated March 4, 2002, as amended

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		100

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		100

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	100

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	488152307

1	NAMES OF REPORTING PERSONS: B. Joseph White, a former successor Individual Co-Trustee of the Terence E. Adderley Revocable Living Trust B Dated March 4, 2002, as amended

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		100

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		100

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	100

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
This Amendment No. 1 to Schedule 13D amends the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on March 13, 2006 by Verne G. Istock, a former successor Individual Co-Trustee of the Terence E. Adderley Revocable Living Trust B dated March 4, 2002 (the “Trust”), Carl T. Camden, a former successor Individual Co-trustee of the Trust and B. Joseph White, a former successor Individual Co-trustee of the Trust (together, the “Reporting Persons”). This Amendment is being filed to disclose that on May 16, 2006, the Reporting Persons were notified that they ceased serving as Individual Co-Trustees of the Trust and Terence E. Adderley re-acquired voting control of the 1,970,751 shares of Kelly Services, Inc.’s Class B common stock (the “Class B Shares”) held by the Trust. As a result, the Reporting Persons are no longer beneficial owners of the Class B Shares.
Item 2. Identity and Background.
     Item 2(c) is hereby amended and restated in its entirety to report that:
     (c) Mr. Istock is a director of the Company, and his address is set forth in Item 2(b).
     Mr. Camden is the President and Chief Executive Officer of the Company, and he is also a director of the Company. Mr. Camden’s address is set forth in Item 2(b).
     Mr. White is the President of the University of Illinois, and he is also a director of the Company. Mr. White’s address is set forth in Item 2(b).
Item 4. Purpose of Transaction.
     Item 4 is hereby amended and restated in its entirety to read as follows:
     Mr. Adderley designated the Reporting Persons as successor Individual Co-Trustees of the Trust in the event that he was determined to be incapacitated. Mr. Adderley suffered a cardiac incident on or about February 8, 2006, and, after his incapacity was determined, the Reporting Persons accepted the Trust relationship on or about February 27, 2006. The Reporting Persons, accordingly, became the beneficial owners (within the meaning of Rule 13d-3 of the Securities and Exchange Act of 1934) of 1,970,751 Class B Shares held by the Trust. Mr. Adderley recovered from his incapacity, and on May 16, 2006, the Reporting Persons were informed that Mr. Adderley amended the Trust and became sole Trustee in place of the Reporting Persons. As a result, Mr. Adderley re-acquired voting control of the 1,970,751 Class B shares held by the Trust.

     Accordingly, the beneficial ownership of the Reporting Persons in such shares ceased. As a result, the Reporting Persons now own less than five percent (5%) of the Company’s Class B Shares, and are no longer subject to the requirement to file a Schedule 13D. No further amendments will be made to this Schedule 13D, unless a Reporting Person’s beneficial interest in the Company’s Class B Shares increases to five percent (5%) or more.
     Each Reporting Person currently has no plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above. Notwithstanding the foregoing, each Reporting Person may, in his discretion, with respect to his own individual shares take any of the foregoing actions as he deems appropriate from time to time in light of the circumstances that may arise from time to time.
Item 5. Interest in Securities of the Issuer.
     (a) — (b) Based on the Form 10-Q filed by the Company with the Commission on May 10, 2006 for the quarterly period ended April 2, 2006, the Company had 3,464,745 Class B Shares outstanding. Accordingly, each Reporting Person owns less than one percent (1%) of the Company’s Class B Shares. Mr. Istock owns 1,475 Class B Shares, and Messrs. Camden and White each own 100 Class B shares.
     In total, the Reporting Persons together beneficially own 1,675 Class B shares, or less than one percent (1%) of all outstanding Class B Shares.
     (c) Other than as disclosed in this Amendment, none of the Reporting Persons has effected any transactions in Class B shares within the past sixty days.
     (d) No other person has a right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, each Reporting Person’s respective Class B Shares.
     (e) As of May 16, 2006, the Reporting Persons ceased to serve as Individual Co-Trustees of the Trust, Mr. Adderley re-acquired voting control of the Class B shares, and each of the Reporting Persons ceased to be the beneficial owner of more than five percent (5%) of any class of the Company’s securities.
Item 7. Material to Be Filed as Exhibits.
     None
SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete, and correct.
May 31, 2006

/s/ Verne G. Istock
Verne G. Istock, former successor
Individual Co-Trustee of the Terence E. Adderley Revocable Living Trust B Dated March 4, 2002, as amended

/s/ Carl T. Camden, former successor
Carl T. Camden, former successor
Individual Co-Trustee of the Terence E. Adderley Revocable Living Trust B Dated March 4, 2002, as amended

/s/ B. Joseph White, former successor
B. Joseph White, former successor
Individual Co-Trustee of the Terence E. Adderley Revocable Living Trust B Dated March 4, 2002, as amended